11015819

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66902

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Realty Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27281 LAS RAMBLAS, SUITE 200
(No and Street)

Mission Viejo (City) CA (State) 92691 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company LLP
(Name – *if individual, state last, first, middle name*)

246 1st Street, 5th Floor (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robin V. Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Realty Capital Markets, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sheryl D. Harris
Commonwealth of Virginia
Notary Public
Commission No. 145223
My Commission Expires 6/30/2012

Signature

Robin V Goodman FinOps Principal
Title

Sheryl D. Carter
Notary Public
I was Commissioned as Sheryl D. Harris

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA
135277

FACING PAGE

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5(g)(1)

To the Member of American Realty Capital Markets, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of American Realty Capital Markets, LLC (the "Company"), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

San Francisco, California
February 11, 2011

PO BOX 7833 SAN FRANCISCO CALIFORNIA 94120-7833 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco com

AMERICAN REALTY CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

AMERICAN REALTY CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Member of American Realty Capital Markets, LLC:

We have audited the accompanying balance sheet of American Realty Capital Markets, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2009 financial statements of American Realty Capital Markets, LLC were audited by other auditors whose report dated February 23, 2010 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the financial position of American Realty Capital Markets, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of the Company shown on pages 10 to 16 is presented for purposes of additional analysis and is not required, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as whole.

Novogradac & Company LLP

San Francisco, California
February 11, 2011

AMERICAN REALTY CAPITAL MARKETS, LLC
BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 38,984	$ 69,889
Accounts receivable	4,227	100
Prepaid expenses and other current assets	18,549	12,069
Total current assets	61,760	82,058
Office equipment, net of accumulated depreciation of $9,432 and $6,732, respectively	3,305	6,005
Total assets	$ 65,065	$ 88,063
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$ 11,000	$ 45,112
Members' capital:		
Class A, 1,000 shares issued and outstanding	409,836	409,836
Retained earnings (deficit)	(355,771)	(366,885)
Total members' capital	54,065	42,951
Total liabilities and members' capital	$ 65,065	$ 88,063

See notes to financial statements

AMERICAN REALTY CAPITAL MARKETS, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE	$ -	$ -
EXPENSES		
Outside services	20,510	25,614
Licenses and permits	16,658	17,570
Professional fees	11,750	18,500
Occupancy	6,700	2,700
General and administrative	1,010	4,199
Travel expense	362	519
Insurance expense	196	8,301
Total expenses	57,186	77,403
Net operating loss	(57,186)	(77,403)
OTHER EXPENSE		
Depreciation expense	2,700	2,700
Net loss	$ (59,886)	$ (80,103)

See notes to financial statements

AMERICAN REALTY CAPITAL MARKETS, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Members' Capital		Retained	Total
	Class A	Preferred Class B	Earnings (Deficit)	Members' Capital
Balance, January 1, 2009	$ 239,836	$ 206,678	$ (418,460)	$ 28,054
Capital contribution	170,000	-	-	170,000
Redemption of minority units	-	(206,678)	131,678	(75,000)
Net loss	-	-	(80,103)	(80,103)
Balance, December 31, 2009	409,836	-	(366,885)	42,951
Capital contribution	71,000	-	-	71,000
Net loss	-	-	(59,886)	(59,886)
Balance, December 31, 2010	$ 480,836	$ -	$ (426,771)	$ 54,065

See notes to financial statements

AMERICAN REALTY CAPITAL MARKETS, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (59,886)	$ (80,103)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	2,700	2,700
(Increase) decrease in assets:		
Accounts receivable	(4,127)	-
Prepaid expenses	(6,480)	(12,069)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(34,112)	42,446
Net cash used in operating activities	(101,905)	(47,026)
Cash flows from financing activities:		
Proceeds from notes payable	-	45,000
Capital contributions received	71,000	50,000
Net cash provided by financing activities	71,000	95,000
Net (decrease) increase in cash and cash equivalents	(30,905)	47,974
Cash and cash equivalents at beginning of year	69,889	21,915
Cash and cash equivalents at end of year	$ 38,984	$ 69,889
Supplemental disclosure of noncash investing and financing transactions:		
Assumption of long-term borrowings by majority owner	$ -	$ 120,000
Proceeds from long-term borrowings held in escrow for redemption of Preferred Class B units	$ -	$ 75,000

See notes to financial statements

1. Organization

American Realty Capital Markets, LLC (the Company) is a Virginia limited liability company. The Company is registered as a broker dealer in securities under the Securities and Exchange Act of 1934 and with the Financial Industry Regulatory Authority (FINRA).

The Company's primary business is to distribute private (Reg D) offerings to accredited investors of primarily real estate assets, typically as 1031 tenant-in-common (TIC) replacement property, through a national network of broker dealers.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i) of that rule. The Company is a member of Financial Industry Regulatory Authority (the FINRA) and the Securities Investor Protection Corporation (the SIPC).

2. Summary of significant accounting policies

Accounting method
The Company uses the accrual method of accounting consistent with accounting principles generally accepted in the United States of America, which recognizes income in the period earned and expenses when incurred, regardless of the timing of payments.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of credit risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less at date of acquisition.

Office equipment
Acquisitions of office equipment are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets, which is five years. Depreciation expense during 2010 and 2009 was $2,700 in both years.

Commission revenue
Commissions are recognized as income on an accrual basis when the commissions are earned by the Company.

2. Summary of significant accounting policies (continued)

Income taxes

The Company has elected, for income tax purposes, to be treated as a partnership and, consequently, the members will report their proportional share of the income or loss of the Company on their individual income tax return. The Company files income tax returns in the U.S. federal jurisdiction, the Commonwealth of Virginia, and with the State of California. Federal tax authorities and the Virginia Department of Taxation generally have a right to examine and audit the previous three years of tax returns filed. The California Franchise Tax Board generally has the right to examine and audit the previous four years of tax returns filed.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to report information regarding its exposure to various tax positions taken by the Company. Management has determined whether any tax positions have met the recognition threshold and has measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. No interest or penalties from federal or state tax authorities were recorded in the accompanying financial statements.

Subsequent events

Subsequent events have been evaluated through February 11, 2011, which is the date the financial statements were available to be issued. In January 2011, the Company filed a full withdrawal from broker dealer registration.

3. Net capital

The Company is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the Securities and Exchange Commission (the SEC) under Rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

As of December 31, 2010 and 2009, the Company had net capital of $27,984 and $24,777, respectively, which was $22,984 and $19,777 in excess of the required net capital of $5,000 for those respective years. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.39 to 1 as of December 31, 2010 and 1.82 to 1 as of December 31, 2009.

4. Members' Capital

In March 2007, the Company amended its operating agreement and issued 7% cumulative Class B Preferred return shares for proceeds of $183,000. At any time after March 1, 2009 the Company had the option, but not the obligation, to redeem up to 50% of the Class B Preferred shares for an exit return of 20%, as defined in the Company's operating agreement.

4. Members' Capital (continued)

In June 2009, CKC Investment Corporation (CKC), the Company's majority shareholder at the time, signed an option to sell its entire interest in the Company to Strategic Capital Markets Group, LLC (SCMG). In exchange for this option, CKC received a non-refundable cash payment and SCMG agreed to loan the Company $120,000 for the redemption of minority shareholders, and to obtain additional registrations to sell non-traded Real Estate Investment Trust (REIT) securities in all 50 states and U.S. territories.

In August 2009, the Company issued notes payable to SCMG, per the terms of the option agreement, and redeemed the Class B Preferred shares held by minority shareholders. This loan caused the Company to be in violation of the Net Capital Rule of the SEC (Rule 15c3-1), discussed in Note 7, for the 3rd quarter of 2009. To rectify this situation, in October 2009, CKC entered into an agreement, with SCMG, to purchase the notes issued by the Company at their face value, $120,000. The purchase of the Company's notes payable was considered a capital contribution.

As of December 31, 2010 and 2009, there were 1,000 Class A and no Class B Preferred shares outstanding, following the redemption of Class B Preferred shares.

5. Related party matters and commitments

During 2009, the Company entered into a cost sharing agreement with Chess Law Firm, PLC (CLF), an affiliate of CKC, to reimburse CLF for expenses incurred by the Company and paid on its behalf. Expenses under this agreement include rent, telephone service, office supplies and postage. During 2010 and 2009, the Company recorded $0 and $10,150, respectively, of expenses payable to CLF as a result of this agreement.

During 2010, an affiliate paid monthly rent expense on behalf of the Company. The affiliate is reimbursed monthly. During 2010, the affiliate made rent payments of $6,700.

6. Operating lease

On March 9, 2010, the Company entered into a lease agreement to lease office space through March 2011. Rent expense for 2010 was $6,700.

7. Contingency - FINRA Examination

In the 3rd quarter of 2009, the Company failed to meet the Net Capital Rule of the SEC (Rule 15c3-1) due to the loans issued by the Company pursuant to the Membership Interest Option Agreement. This violation was corrected for the 4th quarter of 2009, however, FINRA has determined that a special examination was necessary to review the violation of the Rule.

As of December 31, 2010, the examination was completed; no material findings resulted from the examination.

AMERICAN REALTY CAPITAL MARKETS, LLC
RECONCILIATION OF NET CAPITAL AND
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
FOR THE YEAR ENDED DECEMBER 31, 2010

Total Members' capital at end of year	$	54,065
Adjustments:		
Non-allowable assets		
Accounts receivable		(4,227)
Prepaid expenses		(18,549)
Office equipment, net		(3,305)
Net capital	$	27,984
Aggregate indebtedness ("AI")		
Accounts payable and accrued liabilities	$	11,000
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $5,000 or 6.667% of AI)	$	5,000
Net capital in excess of minimum requirement	$	22,984
Net capital less greater of 10% of AI or 120% of minimum net capital required	$	21,984
Ratio of aggregate indebtedness to net capital		0.39 to 1

See report of independent auditors

AMERICAN REALTY CAPITAL MARKETS, LLC
RECONCILIATION OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORT
SCHEDULE II
FOR THE YEAR ENDED DECEMBER 31, 2010

Net capital per unaudited FOCUS report	$	27,984
Audit and other adjustments		-
Net capital per auditors' computations	$	27,984

See report of independent auditors

AMERICAN REALTY CAPITAL MARKETS, LLC
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Exemptive provision:

In the opinion of management, American Realty Capital Markets, LLC is exempt from the provisions including information relating to the possession or control requirements and the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The firm operates under the 15c3-3(k)(2)(i) exemption in that American Realty Capital Markets, LLC does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the firm and customers through a bank account designated as "Special Account for the Exclusive Benefit of Customers of American Realty Capital Markets, LLC".

FINAL BDW PENDING

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______ 20__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

8-66902
AMERICAN Realty
CAPITAL MARKETS
LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest)		( )
______ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 0
G. PAID WITH THIS FORM Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Realty Capital Markets LLC
(Name of Corporation, Partnership or other organization)

Robin V Goodman
(Authorized Signature)

Fin Ops Principal
(Title)

Dated the ______ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.

Item	Description	Amount
2a	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 0
2b	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
	(7) Net loss from securities in investment accounts.	
	Total additions	
2c	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	
	(4) Reimbursements for postage in connection with proxy solicitation	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills bankers acceptances or commercial paper that mature nine months or less from issuance date	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d	SIPC Net Operating Revenues	$ 0
2e	General Assessment @ .0025	$ 0

(to page 1 line 2.A.)

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of American Realty Capital Markets, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member and management of American Realty Capital Markets, LLC. (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission ("SEC"), and the Financial Industry Regulatory Authority ("FINRA"), in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010 covered by the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared listed assessment payments, in Form SIPC-7, with respective cash disbursements record entries, including disbursement recorded on the operating bank account.

   There were no findings as a result of our procedures.

2. Compared total revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   There were no findings as a result of our procedures.

PO BOX 7833 SAN FRANCISCO CALIFORNIA 94120-7833 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www novoco.com

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   There were no overpayment amounts applied and no findings as a result of our procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010 covered by the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

San Francisco, California
February 11, 2011